Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 5 DATED JANUARY 20, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 19, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015 and Supplement No. 4 dated January 5, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	an update regarding our line of credit.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of January 19, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 43.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $429.9 million (including shares issued pursuant to our distribution reinvestment plan). As of January 19, 2016, approximately 256.7 million shares of our common stock remained available for sale in the offering for approximately $2.6 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2016, we may extend the offering as permitted under applicable law. Notwithstanding the foregoing, we reserve the right to terminate this offering at any time. Our board of directors will continue to evaluate the timing for the close of the offering, and currently expects the offering to close during the first half of 2016. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.
PROSPECTUS UPDATE
Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Debt — Series C Loan” on page 120 of the prospectus.
Series C Loan
On January 13, 2016, our operating partnership entered into a third modification agreement in order to decrease the maximum principal amount of the Amended Series C Loan from $60.0 million to $30.0 million and to extend the maturity date from January 13, 2016 to June 30, 2016 (the Modified Series C Loan). The third modification agreement to the Amended Series C Loan was approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances. As of January 19, 2016, the amount outstanding under the Modified Series C Loan was $30.0 million.

CCIT2-SUP-5D